UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

Cushman & Wakefield plc

(Name of Issuer)

Ordinary Shares, $0.10 nominal value per share

(Title of Class of Securities)

G2717B108

(CUSIP Number)

                          December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. G2717B108		13G	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ontario Teachers Pension Plan Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,982,305
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,982,305
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,982,305
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%*
12	TYPE OF REPORTING PERSON FI

* The calculation is based on a total of 216,047,102 Ordinary Shares (as defined below) outstanding as of October 31, 2018, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2018.

Page 2 of 6 Pages

Item 1(a).	Name of Issuer:

Cushman & Wakefield plc (the “Issuer”)

Item 1(b).  Address of Issuer’s Principal Executive Offices:

125 Old Broad Street

London, United Kingdom, EC2N 1AR

Item 2(a).   Name of Person Filing:

Ontario Teachers’ Pension Plan Board (“OTPP”, and the “Reporting Person”)

Items 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is: 5650 Yonge Street, 3rd Floor, Toronto, Ontario, Canada M2M 4H5.

Items 2(c). Citizenship:

OTPP is incorporated under the laws of the Province of Ontario, Canada.

Item 2(d).  Titles of Classes of Securities:

Ordinary Shares, $0.10 nominal value per share (“Ordinary Shares”).

Item 2(e).  CUSIP NUMBER: G2717B108

Item 3.       If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
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(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

Item 4.       Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

OTPP is the direct holder of depositary receipts representing 17,622,658 Ordinary Shares.

In addition, OTPP indirectly holds a 13.04% partnership interests in (i) DTZ Investment Holdings LP ("Holdings LP") and (ii) DTZ Investment Holdings GenPar LLP ("DTZ GenPar"), the general partner of Holdings LP. DTZ GenPar, acting as general partner of Holdings LP, holds depositary receipts representing 2,758,022 Ordinary Shares of the Issuer for the benefit of the limited partners of Holdings LP.

Because of the relationship between OTPP, Holdings LP and DTZ GenPar, OTPP may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to beneficially own the Ordinary Shares beneficially owned in the aggregate by Holdings LP and DTZ GenPar. OTPP disclaims beneficial ownership of the Ordinary Shares beneficially owned in the aggregate by Holdings LP, DTZ GenPar or any future distributees, except to the extent of OTPP's pecuniary interest therein, if any.

(b)

Percent of class:

8.3%

The calculation is based on a total of 216,047,102 Ordinary Shares (as defined below) outstanding as of October 31, 2018, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2018.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
Page 4 of 6 Pages

(ii)	Shared power to vote or to direct the vote 17,982,305
(iii)	Sole power to dispose or to direct the disposition of 0
(iv)	Shared power to dispose or to direct the disposition of 17,982,305

Item 5.       Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security

Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.       Identification and Classification of Members of the Group.

OTPP entered into a Stockholders Agreement, dated as of August 6, 2018, with certain other holders (the “Holders”) of Ordinary Shares. Pursuant to the Stockholders Agreement, the OTPP and the Holders have agreed to, among other things, vote their Ordinary Shares to elect members of the Board of Directors of the Issuer as set forth therein.

Because of the relationship between the OTPP and the Holders as a result of the Stockholders Agreement, the Reporting Person may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the Ordinary Shares beneficially owned by the Holders. OTPP disclaims beneficial ownership of the Ordinary Shares beneficially owned by the Holders, except to the extent of its pecuniary interest therein, if any.

Item 9.       Notice of Dissolution of Group.

Not applicable.

Item 10.     Certification.

Not applicable.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

ONTARIO TEACHERS’ PENSION PLAN BOARD

By: /s/ Rossana Di Lieto

Name: Rossana Di Lieto

Title: Senior Managing Director and Chief Compliance Officer

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